UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 23, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 23 July 2021 entitled ‘Vodafone Group Plc Q1 FY22 trading update’.

Vodafone Group Plc Q1 FY22 trading update

23 July 2021

Growth in Europe and Africa

•	Group service revenue growth of 3.3%* (Q4: 0.8%*), with growth across both Consumer and Business segments

•	Strong service revenue trend, including one-off growth of around 1.0 percentage point following COVID-19 disruption last year

•	Good service revenue growth in Germany of 1.4%* (Q4: 1.2%*)

	Q1 FY22	Q1 FY21	Reported	Organic
Q1 performance summary[1]	€m	€m	growth	growth[2]
Service revenue	9,390	9,110	3.1%	3.3%
- of which Germany	2,872	2,840	1.1%	1.4%
Other revenue	1,711	1,396	22.6%	20.2%
Total revenue	11,101	10,506	5.7%	5.6%

1.	Our segmental reporting has been updated to include Vantage Towers A.G. as a separate reporting segment for the year ending 31 March 2022. See page 4.
2.	Organic growth is a Non-GAAP measure. All amounts marked with an "*" in the commentary represent organic growth. See page 8.

•	Europe mobile contract churn 1.6 percentage points lower than Q1 FY20 (pre-pandemic), but commercial activity yet to return to normal conditions

•	Roaming and visitor revenue grew 56% year-on-year, but still 54% lower than Q1 FY20 (pre-pandemic)

•	Vodafone Business service revenue growth of 2.7%*, driven by strong growth in IoT and digital services

•	Strong growth in Africa, with M-Pesa transaction volumes increasing 45% year-on-year

•	On track to deliver FY22 guidance with Adjusted EBITDAaL expected to be between €15.0 – €15.4 billion and Adjusted FCF of at least €5.2 billion

Nick Read, Group Chief Executive, commented:

“I am pleased to report that we are back to service revenue growth in Europe, as well as Africa. This growth was broad-based within both Consumer and Business segments, with the vast majority of our markets contributing. This is a result of our commercial and operating momentum built over the past 3 years as part of our strategic transformation.

In Europe, the operating and retail environment has not yet returned to normal conditions, but we are delivering a good service revenue performance. In our Business segment, we are seeing stronger growth with our public sector and corporate customers, whilst further building a pipeline of demand for our digital services, such as IoT, security and cloud.

In May we announced, for the first time, our medium-term growth ambition. We have entered the year in line with this ambition, on track to deliver our guidance for the year, and with a continued focus to optimise our portfolio, to accelerate the delivery of shareholder value.”

For more information, please contact:
Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 on 23 July 2021. The webcast and supporting information can be accessed at investors.vodafone.com

Operating review A new generation connectivity & digital services provider

We are focused on growing our converged connectivity markets in Europe, and mobile data and payments in Africa. The next phase of our strategy focuses on three customer commitments and three enabling strategies, all of which work together towards realising our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

Customer commitments	Enabling strategies
• Best connectivity products and services	• Simplified and most efficient operator
• Leading innovation in digital services	• Social contract shaping the digital society
• Outstanding digital experiences	• Leading gigabit networks

Strategic progress summary	Units	Q1 FY22	Q1 FY21
Best connectivity products & services
Europe mobile contract customers[1]	million	65.6	64.5
Europe broadband customers[1]	million	25.6	25.2
Europe Consumer converged customers[1]	million	7.9	7.4
Europe mobile contract customer churn	%	13.0	11.4
Africa mobile customers[2]	million	181.6	165.4
Africa data users[2]	million	86.6	82.1
Business service revenue growth[3]	%	2.7	(2.9)
Leading innovation in digital services
Europe TV subscribers[1]	million	22.3	22.2
IoT SIM connections	million	129.8	107.3
Africa M-Pesa customers[2]	million	49.7	42.8
Africa M-Pesa quarterly transaction volume[2]	billion	4.5	3.1
Outstanding digital experiences
Digital channel sales mix (acquisition)[4]	%	23.0	–
Digital channel sales mix (upsell and retention)[4]	%	23.0	–

1. Including VodafoneZiggo | 2. Africa including Safaricom | 3. Organic growth | 4. Based on Germany, Italy, UK, Spain only

Consumer Europe (52% of service revenue)

In Europe, we are a leading converged connectivity provider with 7.9 million converged customers, 113 million mobile connections, 142 million marketable NGN broadband homes, we cover 98% of the population in the markets we operate in with 4G, and we have launched 5G in 243 cities in 10 markets in Europe. We have achieved this leading position by focusing on our core fixed and mobile connectivity. We are enhancing our products through capacity and speed upgrades, unlimited mobile plans, a distinct tiered branding hierarchy and convergent product bundles. In Consumer, we maintained our leadership/co-leadership NPS position in three of our four biggest European markets. During the quarter, retail footfall across our four largest markets improved compared to last year, but still remained 40% lower than pre-pandemic levels.

Consumer Africa and Turkey (16% of service revenue)

In Africa, we are the leading provider of mobile data and mobile payment services. We have 182 million mobile customers in 8 markets which represent 40% of Africa’s total gross domestic product. We cover 67% of the population in the African markets in which we operate with 4G services.

Our M-Pesa financial services platform grew strongly. During the quarter, the platform processed almost 4.5 billion transactions, an increase of 45% year-on-year. The VodaPay ‘super-app’ will be launched in South Africa, with over 70 merchants already joining the eco-system.

Vodafone Business (27% of service revenue)

In March 2021, we held a virtual briefing on Vodafone Business for investors and analysts (investors.vodafone.com/vbbriefing). This briefing outlined that: we operate in attractive markets; we have unique scale and capabilities; we have strong operating momentum; and we are on a clear growth pathway.

Our commercial momentum reaccelerated during the quarter, with service revenue growth of 2.7%* (Q4: nil%*). The strong performance was driven by growth in IoT and digital services, such as connectivity and cloud & security, and an easier comparative due to COVID-related disruption to projects in the prior year. We continued to see strong demand from SMEs and the public sector, with improvements also driven by the automotive sector and large multinationals. We became the first operator in Europe to launch Mobile Edge Computing (‘MEC’) with Amazon Web Services Wavelength and launched Cybersecurity-as-a-Service (‘CaaS’) in Germany. We continued to support SMEs with our V-Hub service, with 1.6 million visitors from 9 of our markets during the quarter. In Business, we maintained our leadership/co-leadership NPS position in 15 of the 16 markets in which we operate.

Digital services & experiences

We will be expanding on our plans for outstanding digital services & experiences at a virtual investor briefing in September 2021. During this event we will outline our progress on digitalising the consumer value chain in Europe; our performance and plans for financial services and Africa; and expand on our end-to-end IoT solutions for business.

Our Purpose We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and provided a full update on our progress in our recently published FY21 Annual Report and supplementary materials. We have also made a number of announcements with respect to our purpose strategy during Q1.

Europe’s largest network, powered by 100% renewables, driving carbon enablement

In June, we announced that our entire European operations – including mobile and fixed networks, data centres, retail and offices – will be 100% powered by electricity from renewable sources from 1 July 2021. As of today, our entire European network uses energy generated from solar, wind or hydro sources. This marks a key step towards our goal of reducing our own carbon emissions to ‘net zero’ by 2030 and across our entire value chain by 2040.

In addition, we continue to improve our own energy efficiency. Our energy use in FY21 remained broadly stable despite significantly higher data consumption. At our recent Technology Investor Briefing (investors.vodafone.com/vtbriefing), we explained that this was due to the use of more efficient mobile technology, the decommissioning of legacy equipment, and the application of advanced analytics across our network.

Our networks and technologies also play a crucial role in helping to address climate change – last year, the Carbon Trust calculated that our products and services enabled our Business customers to avoid around 7.1 million tonnes of CO2e in their own operations in FY21 (five times our own carbon footprint).

Circular economy

In May, we jointly launched the Europe-wide Eco Rating labelling scheme, working with four other major European operators and open to the whole industry. The initiative aims to give consumers a simple way to identify and compare the most sustainable mobile phones. The Eco Rating scores the environmental performance of a device across its life cycle – from extraction of raw materials, through its entire use, to recycling or disposal at end of life. As well as providing better consumer choice, the scheme encourages suppliers to reduce the environmental impact of their devices and supports the acceleration of the transition towards a more circular model for mobile phones.

Performance review Growth in Europe and Africa

•	Group revenue increased by 5.7%, supported by service revenue growth in Europe and Africa, and a recovery in handset sales following COVID-19 disruption in the prior year

•	Group service revenue growth of 3.3%* (Q4: 0.8%*), with growth across Consumer and Business segments

•	Strong service revenue trend, including one-off growth of around 1.0 percentage point following COVID-19 disruption last year

•	On track to deliver FY22 guidance with Adjusted EBITDAaL expected to be between €15.0 – €15.4 billion and Adjusted FCF of at least €5.2 billion

Explanatory note:

Following the IPO of Vantage Towers A.G. in March 2021, Vodafone has updated its segmental reporting structure to reflect the way in which the Group now manages its operations. Vantage Towers A.G. is now reported as a new segment within the Vodafone Group’s financial results. This change in reporting structure has taken effect for FY22 onwards and has no impact on service revenue. Total revenue is unaffected as charges from Vantage Towers A.G. to operating companies are eliminated on consolidation. A separate announcement that presents FY21 performance on a proforma basis for the new segmental reporting was published on 22 July 2021 and can be found on our website: investors.vodafone.com. However, there will be no change to our statutory information for comparative periods, which will remain as previously disclosed.

All amounts marked with an “*” in the commentary below represent organic growth which presents performance on a comparable basis, including merger and acquisition activity and foreign exchange rates.

					Other		Other	Vantage	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers1	Functions	nations1	Group
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Q1 FY22
Service revenue	2,872	1,076	1,256	925	1,228	1,126	829	–	125	(47)	9,390
Other revenue	340	166	296	105	156	338	91	303	220	(304)	1,711
Total revenue	3,212	1,242	1,552	1,030	1,384	1,464	920	303	345	(351)	11,101
Organic service revenue growth (%)2	1.4%	(3.6%)	2.5%	0.8%	4.2%	7.9%	18.4%	–			3.3%

Q1 FY21
Service revenue	2,840	1,120	1,193	920	1,171	950	840	–	109	(33)	9,110
Other revenue	327	110	270	74	147	203	97	–	210	(42)	1,396
Total revenue	3,167	1,230	1,463	994	1,318	1,153	937	–	319	(75)	10,506

Notes:

1.	Vantage Towers A.G. is a new reporting segment for the year ending 31 March 2022. See explanatory note above.
2.	Organic growth is a Non-GAAP measure. See page 8.

Further geographic performance information is available as a spreadsheet at investors.vodafone.com/reports-information/results-reports-presentations

Germany Good service revenue growth maintained

Service revenue grew by 1.4%* (Q4: 1.2%*) and quarterly trends remained broadly similar due to offsetting impacts from the COVID-19 pandemic. Roaming and visitor revenue increased in Q1 having been materially impacted by lower international travel over the last 12 months. This benefit was offset by lower variable call usage, which peaked during last year’s lockdown. Retail service revenue grew by 1.9%* (Q4: 1.8%*).

Fixed service revenue grew by 0.6%* (Q4: 1.4%*). The quarter-on-quarter trend was driven by lower variable call usage, partially offset by good Business demand. Retail activity in Q1 continued to be heavily impacted by COVID-19 lockdown measures, however customer footfall started to recover as restrictions eased towards the end of the quarter. We added 33,000 cable customers in the quarter, including 27,000 migrations from legacy DSL broadband. Almost half of our cable broadband customer base now subscribes to speeds of at least 250Mbps, and gigabit speeds are now available to 22.5 million households across our hybrid fibre cable network.

Our TV customer base declined by 75,000, reflecting lower gross customer additions given reduced retail activity during the COVID-19 pandemic. At the end of last year, we launched the ‘DAZN’ Pay-TV channel and our new Apple set-top box product, having already launched Vodafone TV on the Unitymedia footprint. The full benefit from these actions was not visible in our commercial results due to lockdown restrictions. Our converged customer base continued to grow, with 29,000 Consumer additions in Q1. We now have almost 1.7 million Consumer converged accounts.

Mobile service revenue increased by 2.3%* (Q4: 0.9%*), primarily due to higher roaming and visitor revenue compared to the prior year. Contract churn improved by 1.3 percentage points year-on-year to a record low of 10.7%. We also added a further 1.5 million IoT connections in the quarter, supported by strong demand from the automotive sector. In June, we launched a digital-only second brand, SIMon mobile in the value segment of the market.

We switched off our 3G network on 1 July 2021, with spectrum re-assigned to increase the capacity, speed and coverage of our 4G network, with 4G being up to 70% more energy efficient than 3G. Our 4G network now covers 99% of the population and our 5G network is available to more than 25 million people. We also launched Europe’s first 5G standalone network in April. Standalone 5G enables higher speeds, enhanced reliability and ultra-low latency, in addition to using 20% less energy on customers’ devices.

Italy, UK, Spain and Other Europe Growth supported by good performance and one-off benefits

Italy

Service revenue declined by 3.6%* (Q4: -7.8%*), driven by continued price competition in the mobile value segment. The improvement in quarterly trends was largely driven by an easier prior year comparative due to COVID-19, but also supported by the ongoing stabilisation of the Consumer mobile customer base. Roaming and visitor revenue grew year-on-year and Business activity was higher compared to the prior year.

Market mobile number portability (‘MNP’) volumes remained below last year’s level, despite the easing of national lockdown measures. Our active mobile prepaid customer base remained unchanged quarter-on-quarter. Our second brand ‘ho.’ continued to grow, with 115,000 net additions and now has 2.6 million customers. In June, we started migrating PostePay MVNO customers onto our network, and we expect the migration to complete by the end of July. In fixed, our customer base remained stable at almost three million. We also added 13,000 fixed-wireless access customers during the quarter, which are included in our mobile net additions.

Through our own next generation network and partnership with Open Fiber, our broadband services are now available to 8.4 million households. In addition, we cover 4.5 million households and businesses with fixed-wireless access, offering speeds of up to 100Mbps.

UK

Service revenue grew by 2.5%* (Q4: -0.6%*). The improvement in quarterly trends was driven by lower comparative performance related to COVID-19 disruption in the prior year and good commercial performance in the current year, notably in Consumer prepaid. COVID-19 disruption eased, leading to higher roaming and visitor revenue and the resumption of fixed project work in Business. This was partially offset by a reduction in mobile termination rates which took effect as of June.

Our commercial momentum reaccelerated in the quarter as retail store restrictions eased, adding 65,000 mobile contract customers in Q1. In June, we launched ‘Vodafone Evo’, an innovative mobile contract proposition offering customers a combination of flexible contracts, trade-in options, and early upgrades. We also announced an exclusive retail partnership with the Dixons Carphone Group, covering 300 stores and digital channels, with improved terms compared to our previous arrangement. We added 29,000 broadband customers in the quarter, with good demand for our new Vodafone ‘Pro Broadband’ product, which we launched in March. We now have 940,000 broadband customers, of which 467,000 are converged. Business demand for our SME and corporate products also remained strong, including for productivity and security solutions.

Spain

Service revenue grew by 0.8%* (Q4: -1.3%*) with the quarterly improvement in trends largely driven by roaming and visitor revenue. Q1 significantly benefited from an easier prior year comparison following strict COVID-19 restrictions and customer support measures put in place last year. However, this was partially offset by continued price competition.

The market remains highly competitive, particularly in the value segment. We grew our mobile contract customer base by 27,000 during the quarter, supported by strong public sector demand. Our second brand ‘Lowi’ added 60,000 mobile customers and now has a total customer base of 1.3 million. In May, we announced price increases applying to the main Vodafone brand, effective across our customer base from 15 July 2021.

Other Europe

Service revenue increased by 4.2%* (Q4: -0.2%*), with all markets growing during the quarter. The strong quarterly improvement was driven by the year-on-year growth in roaming and visitor revenue and increased prepaid activity, with top-ups notably lower in Q1 last year as a result of COVID-19 restrictions, as well as good commercial momentum.

In Portugal, retail activity increased and we added 28,000 mobile contract customers and 16,000 fixed broadband customers. In Ireland, our mobile contract customer base increased by 17,000 and mobile contract churn remained low at 8.6%. In Greece, we added 13,000 mobile contract customers, supported by prepaid migrations, as well as 52,000 prepaid customers as lockdown restrictions eased and international tourism grew year-on-year.

Vodacom Good growth in South Africa, with an acceleration in international markets

Vodacom service revenue grew by 7.9%* (Q4: 7.3%*). Growth accelerated in Vodacom’s international markets following significant growth in M-Pesa transaction volumes and the reintroduction of M-Pesa peer-to-peer fees, which were temporarily suspended in some markets during the COVID pandemic last year. This benefit was partially offset by lower growth in South Africa due to a strong prior year comparative.

In South Africa, service revenue grew year-on-year but the rate of growth slowed quarter-on-quarter. The lower growth was attributable to the expiry of temporary government support measures and social grants, which had supported consumer discretionary spend in the prior year. We added 8,000 mobile contract customers and 515,000 prepaid customers, with the latter supported by our new ‘active day’s management’ prepaid initiative, which encourages data use with daily allocations. Financial Services customers in South Africa increased by 14% to 13.3 million, reflecting the expansion of our service offerings, and 68% of our mobile customer base now uses data services.

In Vodacom’s international markets, M-Pesa now represents 23.7% of total service revenue, an increase of 4.4 percentage points year-on-year, and 65% of our customers are now using data services.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets Growth rates accelerate as lockdown restrictions ease

Service revenue increased by 18.4%* (Q4: 13.1%*), with the quarter-on-quarter improvement reflecting the impact of COVID-19 on roaming and visitor revenue in the prior year, as well as increased demand for data across our markets.

Service revenue growth in Turkey accelerated, reflecting price increases and the easing of lockdown restrictions. Mobile contract customer additions were 223,000, supported by migrations from prepaid customers. Contract churn improved by 5.7 percentage points year-on-year to 15.2%.

Service revenue growth in Egypt also accelerated, supported by the easing of lockdown restrictions, customer base growth and increased data usage. During the quarter, we added 65,000 mobile contract customers and 447,000 prepaid mobile customers.

Vantage Towers Continued momentum and on track to meet FY22 guidance

Total revenue increased to €303 million as more than 200 new tenancies were added during the quarter, bringing the tenancy ratio to 1.41x. Vantage Towers continued to contribute to Europe’s digital transformation and reached a number of new partnership agreements with customers during the quarter. Vantage Towers reported its results on 22 July 2021. Further information on Vantage Towers can be accessed here: vantagetowers.com.

Following the IPO of Vantage Towers, we have updated our segmental reporting structure to reflect the way in which we now manage our operations. Vantage Towers is now reported as a new segment within our financial results. A separate announcement that presents FY21 performance on a proforma basis for the new segmental reporting was published on 22 July 2021 and can be found on our website: investors.vodafone.com. There will be no change to our statutory information for comparative periods, which will remain as previously disclosed.

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Closest equivalent GAAP measure	Definition	Reconciled on page
Organic service revenue growth	Reported service revenue growth	Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.	9
Organic mobile service revenue growth	Reported mobile service revenue growth	Mobile service revenue relates to the provision of mobile services.	9
Organic fixed service revenue growth	Reported fixed service revenue growth	Fixed service revenue relates to the provision of fixed line ('fixed') and carrier services.	9
Organic retail service revenue growth	Reported retail service revenue growth	Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator ('MVNO') and Fixed Virtual Network Operator ('FVNO') wholesale revenues.	9

Definition and use of organic growth measures

All amounts in this document marked with an “*” represent organic growth. This measure presents performance on a comparable basis, including merger and acquisition activity and movements in foreign exchange rates.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Quarter ended 30 June 2021

	Q1 FY22	Q1 FY21	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,872	2,840	1.1	0.3	–	1.4
Mobile service revenue	1,254	1,226	2.3	–	–	2.3
Fixed service revenue	1,618	1,614	0.2	0.4	–	0.6
Italy	1,076	1,120	(3.9)	0.3	–	(3.6)
Mobile service revenue	782	815	(4.0)	–	–	(4.0)
Fixed service revenue	294	305	(3.6)	0.9	–	(2.7)
UK	1,256	1,193	5.3	0.2	(3.0)	2.5
Mobile service revenue	895	846	5.8	–	(3.1)	2.7
Fixed service revenue	361	347	4.0	0.9	(2.8)	2.1
Spain	925	920	0.5	0.3	–	0.8
Other Europe	1,228	1,171	4.9	0.1	(0.8)	4.2
Vodacom	1,126	950	18.5	–	(10.6)	7.9
Other Markets	829	840	(1.3)	–	19.7	18.4
Vantage Towers	–	–	–	–	–	–
Common Functions	125	109
Eliminations	(47)	(33)
Total service revenue	9,390	9,110	3.1	0.2	–	3.3
Other revenue	1,711	1,396	22.6	(1.0)	(1.4)	20.2
Revenue	11,101	10,506	5.7	0.1	(0.2)	5.6

Other growth metrics
Vodafone Business - Service revenue	2,542	2,464	3.2	0.3	(0.8)	2.7
Germany - Retail service revenue	2,800	2,755	1.6	0.3	–	1.9

Quarter ended 31 March 2021

	Q4 FY21	Q4 FY20	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,885	2,852	1.2	–	–	1.2
Mobile service revenue	1,274	1,262	1.0	(0.1)	–	0.9
Fixed service revenue	1,611	1,590	1.3	0.1	–	1.4
Italy	1,084	1,189	(8.8)	1.0	–	(7.8)
Mobile service revenue	788	870	(9.4)	0.1	–	(9.3)
Fixed service revenue	296	319	(7.2)	3.4	–	(3.8)
UK	1,231	1,287	(4.4)	2.4	1.4	(0.6)
Mobile service revenue	880	909	(3.2)	–	1.4	(1.8)
Fixed service revenue	351	378	(7.1)	8.3	1.0	2.2
Spain	951	972	(2.2)	0.9	–	(1.3)
Other Europe	1,233	1,233	–	(1.1)	0.9	(0.2)
Vodacom	1,078	1,091	(1.2)	0.1	8.4	7.3
Other Markets	827	881	(6.1)	0.2	19.0	13.1
Common Functions	136	137
Eliminations	(59)	(48)
Total service revenue	9,366	9,594	(2.4)	0.4	2.8	0.8
Other revenue	1,815	1,691	7.3	(0.8)	3.6	10.1
Revenue	11,181	11,285	(0.9)	0.2	2.9	2.2

Other growth metrics
Vodafone Business - Service revenue	2,522	2,658	(5.1)	3.4	1.7	–
Germany - Retail service revenue	2,812	2,762	1.8	–	–	1.8

Definitions

Term	Definition
Adjusted EBITDAaL (previously labelled Adjusted EBITDA. The metrics have the same definition).	Operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.
Adjusted free cash flow (‘Adjusted FCF’)	Adjusted free cash flow is free cash flow before spectrum, restructuring, integration costs and Vantage Towers growth capital additions. Growth capital additions is on a cash basis and includes expenditure on new sites, ground lease optimisation and other adjacency opportunities as defined by Vantage Towers.
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standard.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile customer revenue	Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Reported growth	Based on amounts reported in euros as determined under IFRS.
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitors: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
SME	Small and medium sized enterprises.

Notes

1.	All figures in this trading update are unaudited.
2.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners.
3.	All growth rates reflect a comparison to the quarter ended 30 June 2020 unless otherwise stated.
4.	References to “Q4” and “Q1” are to the three months ended 31 March 2021 and 30 June 2021, respectively, unless otherwise stated. References to the “year”, “financial year” or “FY22” are to the financial year ending 31 March 2022. References to the “last year”, “last financial year” or “FY21” are to the financial year ended 31 March 2021 unless otherwise stated.
5.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.
6.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
7.	This trading update contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDA and Adjusted free cash flow for the financial year ending 31 March 2022; the Group’s sustainable business strategy and 2025 targets; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently, including the launch of VodaPay; expectations regarding the Group’s environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2021. The annual report can be found on the Group’s website (https://investors.vodafone.com/reports-information/latest-annual-results). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2021

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 23, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary